August 7, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Mark Shuman
Ms. Barbara Jacobs

	Re:	Exponential Interactive, Inc.
Registration Statement on Form S-1, File No. 333-180176

Dear Mr. Shuman and Ms. Jacobs:

Exponential Interactive, Inc. (the “Company”) hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-180176), together with all exhibits and amendments thereto, which was initially filed on March 16, 2012 (the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date thereafter. Please forward a copy of the Order to the undersigned via facsimile at 650-250-5700, with a copy to the Company’s legal counsel, Fenwick & West LLP, via email at dwinnike@fenwick.com or via facsimile at (650) 938-5200.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact me by telephone at 510-250-5500. Thank you for your attention to this matter.

Very truly yours,

U.S. Securities and Exchange Commission

August 7, 2013

Exponential Interactive, Inc.

By:	/s/ John R. Rettig
John R. Rettig Chief Financial Officer

cc:	Daniel J. Winnike, Esq., Fenwick and West LLP

Martin Wellington, Esq., Davis Polk & Wardwell LLP